UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29492 / October 27, 2010

_____
                                                    :
In the Matter of   :
                                                    :
DOLBY LABORATORIES, INC.   :
100 Portrero Avenue   :
San Francisco, CA 94103   :
                                                    :
(812-13582)   :
_____   :

ORDER UNDER SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF
1940

Dolby Laboratories, Inc. ("Applicant") filed an application on September 26, 2008, and
amendments to the application on April 7, 2009, April 22, 2010 and September 30, 2010,
requesting an order under section 3(b)(2) of the Investment Company Act of 1940 (the
"Act"). The order would declare that Applicant is primarily engaged in a business other
than that of investing, reinvesting, owning, holding or trading in securities. Applicant,
directly and through its wholly-owned subsidiaries, develops and delivers products and
technologies that are used throughout the entertainment industry to produce a more
immersive and enjoyable experience.

On October 1, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29454). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that applicant is primarily engaged in a business other than
that of investing, reinvesting, owning, holding or trading in securities.

Accordingly,

IT IS ORDERED, under section 3(b)(2) of the Act, that the declaration requested by Dolby Laboratories, Inc. (File No. 812-13582) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary